UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-33853

Trip.com Group Limited

(Registrant’s Name)

30 Raffles Place, #29-01

Singapore 048622

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

EXPLANATORY NOTE

On August 28, 2025, Hong Kong Time, the Company published its unaudited financial results for the second quarter and first half of 2025 as its interim report for the six months ended June 30, 2025 (the “HK Interim Report”) under Rule 13.48(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”) on the website of The Stock Exchange of Hong Kong Limited. Pursuant to the Hong Kong Listing Rules, the HK Interim Report contains supplemental disclosure of reconciliation of the material differences between the unaudited consolidated financial statements of the Company prepared under the U.S. GAAP and International Financial Reporting Standards, which is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Supplemental Disclosure—Reconciliation Between U.S. GAAP and IFRS Accounting Standards

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRIP.COM GROUP LIMITED

By	:	/s/ Cindy Xiaofan Wang
Name	:	Cindy Xiaofan Wang
Title	:	Chief Financial Officer

Date: August 28, 2025